UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 5)*

KEURIG DR PEPPER INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

49271V100
(CUSIP Number)

Ellen M. Smith, Corporate Secretary

Mondelēz International, Inc.

905 W. Fulton Market

Suite 200

Chicago, IL 60607

Tel. No.: 1 (847) 943-4000

and

Sarah Jones

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

Tel. No.: 1 (212) 878-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 7, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 49271V100

1	NAME OF REPORTING PERSON Mondelēz International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION VA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,218,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,218,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,218,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Mondelēz International Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,218,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,218,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,218,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

This Amendment No. 5 to Schedule 13D ("Amendment No. 4") amends and supplements the statement on Schedule 13D originally filed on July 19, 2018 (the "Original Schedule 13D") by Mondelēz International, Inc. ("Mondelēz International") and Mondelēz International Holdings LLC ("MIH," and together with Mondelēz International, the "Reporting Person"), as amended by Amendments No. 1, No. 2, No. 3 and No. 4 to the Original Schedule 13D filed on March 10, 2020, August 3, 2020, September 10, 2020 and November 19, 2020, respectively (the "Prior Amendments"), relating to common stock, $0.01 par value per share (the "Shares") of Keurig Dr Pepper, Inc. (the "Issuer"). Except as otherwise specified in this Amendment No. 5, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged and each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

The information set forth in Items 5 and 6 of this Amendment No. 4 is incorporated by reference in its entirety into this Item 4. As described in further detail in Item 6, on June 7, 2021, MIH agreed to sell 28 million Shares to the underwriter in the Secondary Offering (as defined below) at a price of $35.62 per Share.

After giving effect to the Secondary Offering, MIH owns approximately 6.4% of the outstanding Shares. As a result of the reduction in MIH's equity interest in the Issuer to less than 8%, MIH will cause one of its two designees to the Issuer's board of directors to resign, in accordance with the terms of the Investor Rights Agreement. MIH will continue to have the right designate one director to the Issuer's board for so long as MIH's equity interest in the Issuer is at least 5% and the MIH designee will be included as a member of each committee of the Issuer's board of directors, to the extent permitted by applicable laws.

Other than as described above, the Reporting Person currently has no plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D; however, the Reporting Person may, at any time and from time to time, review or reconsider its position and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) MIH owns 90,218,223 Shares, assuming completion of the Secondary Offering, constituting approximately 6.4% of the outstanding Shares. Mondelēz International may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the Shares owned by MIH. The information provided in response to Items 7-10 of the cover pages of this Amendment No. 4 is incorporated by reference into this Item 5(b).

(c) Except for the Secondary Offering, the Reporting Person has not, and to the best knowledge of the Reporting Person, none of the persons named in Schedule B has, effected any transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 7, 2021, MIH entered into (i) an underwriting agreement providing for the sale by MIH of 28 million Shares to the underwriter named in the underwriting agreement (the "Secondary Offering") at a price of $35.62 per Share; and (ii) a lock-up agreement under which MIH has agreed not to sell any Shares for 30 days after the date of the underwriting agreement, subject to certain exceptions. The closing of the Secondary Offering occurred on June 10, 2021. MIH granted the underwriter of the offering an option to purchase up to an additional 4.2 million Shares on or before July 7, 2021.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement between MIH and Mondelēz International, filed as Schedule A to the Original Schedule 13D.

Exhibit B – Underwriting Agreement by and among Keurig Dr Pepper Inc., Mondelēz International Holdings LLC and the Underwriter named therein, dated June 7, 2021 (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2021.)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2021

Mondelēz International, Inc.

By:	/s/ Ellen M. Smith
Name:	Ellen M. Smith
Title:	Senior Vice President and Corporate Secretary

Mondelēz International Holdings LLC

By:	/s/ Ellen M. Smith

Name:	Ellen M. Smith
Title:	Senior Vice President and Corporate Secretary

Schedule B

Mondelēz International, Inc.

Name	Position with the Reporting Person	Present Principal Occupation (if different from the position with the Reporting Person)	Citizenship
Lewis W.K. Booth	Director		USA/UK
Charles E. Bunch	Director		USA
Lois D. Juliber	Director		USA
Peter W. May	Director	President and Founding Partner of Trian Fund Management, L.P.	USA
Jorge S. Mesquita	Director		USA/Portugal
Jane Hamilton Nielsen	Director	Chief Operating Officer and Chief Financial Officer, Ralph Lauren Corporation	USA
Fredric G. Reynolds	Director		USA
Christiana S. Shi	Director		USA
Patrick T. Siewert	Director	Managing Director of The Carlyle Group	Hong Kong
Michael A. Todman	Director		USA
Jean-François M. L. van Boxmeer	Director	.	Belgium
Dirk Van de Put	Director, Chairman and Chief Executive Officer		USA/Belgium
Luca Zaramella	Executive Vice President and Chief Financial Officer		Italy
Paulette R. Alviti	Executive Vice President and Chief People Officer		USA
Maurizio Brusadelli	Executive Vice President, President AMEA		Italy
Vinzenz P. Gruber	Executive Vice President and President, Europe		Italy
Robin S. Hargrove	Executive Vice President, Research, Development & Quality		UK/Ireland
Sandra MacQuillan	Executive Vice President and Chief Supply Chain Officer		UK
Laura Stein	Executive Vice President, General Counsel, Corporate & Legal Affairs		USA
Gustavo C. Valle	Executive Vice President and President, Latin America		Argentina
Henry Glendon Walter IV	Executive Vice President, President North America		USA

Mondelēz International Holdings LLC

Name	Position with the Reporting Person	Present Principal Occupation (if different from the position with the Reporting Person)	Citizenship
Jonas Bruzas	Manager and President	Vice President, Global IP, Marketing, Licensing & Operations	USA/Republic of Lithuania
Pamela Kopelman	Manager and Vice President	Vice President, Corporate Tax	USA
Ellen M. Smith	Manager and Senior Vice President and Corporate Secretary	Senior Vice President and Chief Counsel, Chief Compliance Officer and Corporate Secretary	USA